SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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Enclosure: Press release dated January 21, 2005 re. France Telecom welcomes favorable ruling on tariff plans by French telecommunications regulator ART

France Telecom welcomes favorable ruling on tariff plans by French telecommunications regulator ART

Paris, January 21, 2005—France’s telecommunications regulator ART (Autorité de Régulation des Télécommunications) has notified France Telecom that it has approved the comprehensive proposal submitted by France Telecom on January 10. The proposal came in response to a request issued last November by the government for candidates to meet universal service obligations in France.

France Telecom’s proposal is designed to enable everyone, in particular people in lower income brackets, to access basic telephone service and benefit from France Telecom’s high-performance network. France Telecom’s network is one of the best in Europe in terms of technological innovation and coverage density.

The key measures in France Telecom’s proposal for the period 2005-2008 are:

•	A progressive 23-percent increase in the monthly subscription charge to bring this fee in line with the average in the 15 core EU markets at the end of 2004. This increase will enable funding of network development and universal service;

•	An immediate 7-percent cut in the monthly fee for subsidized basic minimum service for low-income consumers;

•	Reductions in call rates by at least 26 percent.

In response to the objectives expressed by the ART and the French government, France Telecom announced additional commitments on January 10 designed to spur the development of competition in the telecommunications market. These include new wholesale offers for resale of monthly subscription service and broadband access, as well as measures to improve the competitiveness of unbundling. Discussions with regulatory authorities have enabled the definition of concrete commitments:

•	The one-time unbundling connection fee will be cut from 78.7 euros (plus VAT) to 50 euros for full network unbundling, and to 55 euros for partial unbundling.

•	Quality of service for full unbundling will be aligned with quality levels for partial unbundling. A list of indicators could be ready for submission to ART by the beginning of June to enable measurement of progress in this area.

•	Proposed wholesale offers for resale of subscriptions will be submitted to ART before the end of September 2005 to enable implementation by the end of first quarter 2006. A wholesale ADSL broadband offer enabling end consumers to purchase broadband service separately from the telephone subscription will be made available in 2005.

•	France Telecom will submit a new offer covering full network unbundling to ART by June 1, 2005. France Telecom notes that the ART decision includes the stipulation that France Telecom lower the monthly subscription fee by one euro (not including VAT) before this summer.

France Telecom’s overall proposal had been welcomed by public authorities and the ART decision signals approval of all these measures. France Telecom is delighted with the positive dialogue with all the stakeholders in the process that led to this decision.

Press contacts:

France Telecom

Press relations

Nilou du Castel / Sébastien Goalès	+33 1 44 44 93 93

nilou.ducastel@francetelecom.com / sebastien.goales@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 26, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information